SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934



                               AMB Financial Corp.
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                                (Name of Issuer)

                          Common Stock, $.01 par value
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                         (Title of Class of Securities)

                                   001984 10 3
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                                 (CUSIP Number)

                                 Louis A. Green
                               8230 Hohman Avenue
                           Munster, Indiana 46321-1579
                                 (219) 836-5870
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                December 31, 2001
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

                                  SCHEDULE 13D
CUSIP No. 001984 10 3


                    1.        NAME OF REPORTING PERSON
                              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                              Louis A. Green
------------------- --------  --------------------------------------------------
                    2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF
                              A GROUP                             (a)  [ ]
                                                                  (b)  [ ]
------------------- --------  --------------------------------------------------
                    3.        SEC USE ONLY

------------------- --------  --------------------------------------------------
                    4.        SOURCE OF FUNDS

                              PF, OO
------------------- --------  --------------------------------------------------
                    5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
------------------- --------  --------------------------------------------------
                    6.        CITIZENSHIP OR PLACE OF ORGANIZATION

                              United States of America
------------------- --------  --------------------------------------------------
                    7.        SOLE VOTING POWER

                              42,771
                    --------  --------------------------------------------------
   NUMBER OF        8.        SHARED VOTING POWER
    SHARES
 BENEFICIALLY                 0
   OWNED BY         --------  --------------------------------------------------
EACH REPORTING      9.        SOLE DISPOSITIVE POWER
 PERSON WITH
                              32,182
                    --------  --------------------------------------------------
                    10.       SHARED DISPOSITIVE POWER

                              10,589
------------------- --------  --------------------------------------------------
                    11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                              47,351
------------------- --------  --------------------------------------------------
                    12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
------------------- --------  --------------------------------------------------
                    13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                              5.49%
------------------- --------  --------------------------------------------------
                    14.       TYPE OF REPORTING PERSON

                              IN
------------------- --------  --------------------------------------------------

Item 1. Security and Issuer
---------------------------

         The class of equity securities to which this statement relates is the common stock, par value $.01 per share (the "Common Stock"), of AMB Financial Corp. ("AMB") with its main office located at 8230 Hohman Avenue, Munster, Indiana 46321-1579.

Item 2. Identity and Background
-------------------------------

         Louis A. Green is the Senior Vice President and Chief Lending Officer of AMB. Mr. Green's address is 8230 Hohman Avenue, Munster, Indiana 46321-1579. During the last five years, Mr. Green has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in him being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or being found in violation with respect to such laws. Mr. Green is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration
---------------------------------------------------------

         Mr. Green has acquired beneficial ownership of 50,686 shares of Common Stock acquired as follows:

         Through the date hereof, Mr. Green has acquired 5,304 shares of Common Stock with personal funds for an aggregate purchase price of approximately $53,040.

         Mr. Green holds 2,463 shares of Common Stock in an IRA account, which were purchased using personal funds for an aggregate purchase price of approximately $16,420.

         Mr. Green's wife, Geraldine Green, holds 4,581 shares of Common Stock in an IRA account, which were purchased using personal funds for an aggregate purchase price of approximately $30,540.

         On October 23 , 1996, Mr. Green was awarded 7,554 shares of restricted Common Stock, which are now vested. Also, on October 23, 1996, Mr. Green was awarded options to purchase 16,861 shares of Common Stock at an exercise price equal to the fair market value of the Common Stock on the date of grant all of which are now vested. The awards of restricted Common Stock and options were granted to Mr. Green at no cost to him.

         Through the date hereof, Mr. Green has acquired 10,589 shares of Common Stock through the AMB Corporation Employee Stock Ownership Plan, for which Home Federal Savings Bank, Columbus, Indiana, acts as Trustee. These shares were purchased with funds contributed by American Savings, FSB, the subsidiary of AMB for an aggregate purchase price of approximately $71,000.

Item 4. Purpose of Transaction
------------------------------

         All of the shares acquired by Mr. Green, directly or indirectly, were acquired for investment purposes. Mr. Green may, from time to time, depending upon market conditions and other investment considerations, purchase additional shares of AMB for investment purposes or dispose of shares of AMB.

         Except as noted above, Mr. Green has no plans or proposals which relate to or would result in:

         (a) the acquisition by any person of additional securities of AMB, or the disposition of securities by AMB;

         (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving AMB or any of its subsidiaries;

         (c) a sale or transfer of material amount of assets of AMB or any of its subsidiaries;

         (d) any change in the present Board of Directors or management of AMB, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

         (e) any material change in the present capitalization or dividend policy of AMB;

         (f) any other material change in AMB's business or corporate structure;

         (g) changes in AMB's articles of incorporation, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of AMB by any persons;

         (h) causing a class of securities of AMB to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-quotation system of a registered national securities association;

         (i) a class of equity securities of AMB becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

         (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer
--------------------------------------------

         (a) Mr. Green beneficially owns an aggregate of 47,351 shares of Common Stock, constituting 5.49% of the number of shares of such Common Stock outstanding on the date hereof.

         (b) With respect to the 47,351 shares of Common Stock owned beneficially by Mr. Green, such amounts include:

               (1) 32,182 shares over which Mr. Green has sole voting power and sole dispositive power.

               (2) 4,581 shares of Common Stock over which Mr. Green's spouse, Geraldine Green has sole voting and sole dispositive power.

               (3) 10,589 shares over which Mr. Green has sole voting and shared dispositive power, with Home Federal Savings Bank, N.A., a Federal chartered savings bank with its principal business address at 501 Washington Street, Columbus, Indiana 47202-0408.

               (4) Options to purchase 16,861 shares of Common Stock which upon exercise Mr. Green will have sole voting and sole dispositive power.

         (c) No transactions have been effected in the past sixty days.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares held by Mr. Green.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to
--------------------------------------------------------------------------------
Securities of the Issuer
------------------------

         There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Green and any other person with respect to any securities of the issuer, including but not limited to, transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies. None of the Common Stock beneficially owned by Mr. Green is pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such shares.

Item 7. Material to be Filed as Exhibits
----------------------------------------

         None.

                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Date: April 24, 2002                                  /s/ Louis A. Green
      --------------------                            --------------------------
                                                      Louis A. Green